Your Diagnostics Partner March 2015 Nasdaq: TRIB POINT-OF-CARE | CLINICAL LABORATORY Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This presentation contains certain forward-looking statements. All statements other than statements of historical fact included in this presentation are forward-looking statements including, without limitation, all statements regarding future plans, business objectives, strategies, expected future financial position or performance, expected future operational position or performance, future competitive position or goals or projections of management for future operations. In some cases, you can identify a forward-looking statement by terminology such as “expected” or references to future growth rates or financial results
The forward-looking statements contained in this presentation are largely based on our expectations and beliefs concerning future developments and their potential effect on us, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our judgment based on currently known market conditions, operating trends and other factors, and they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate
For a more detailed description of the known material factors that could cause actual results to differ from those in the forward-looking statements, see “Risk Factors”
in our annual report on Form 20-F (available at
www.sec.gov)
Forward-Looking Statements

Leading medical diagnostics company with brand recognition and global footprint
Investment Summary

Significant expertise and success in developing and commercialising tests for multiple indications
Profitable and growing business with no long-term debt obligations as of 31
December 2014
Generated 2014 sales of $105 million, representing 15% year-over-year growth
Proven M&A expertise of executing and integrating synergistic acquisitions
Near-term growth opportunities
Growth in emergency medicine diagnostics with a focus on cardiac diagnostics
Continued growth in Premier haemoglobin analyser business
Significant new POC products including new rapid syphilis test

Headquartered in Ireland, where the
corporate tax rate is 12.5%
Company Overview
Principal offices located at IDA
Business Park, Bray, Ireland
Additional facilities located in:
Jamestown, NY
Buffalo, NY
Carlsbad, CA
Acton, MA
Kansas City, MO
Sao Paulo, Brazil
Burlington, Canada
Uppsala, Sweden

Facility Locations Worldwide
Offers ~850 products used to detect
autoimmune, infectious and sexually
transmitted diseases, diabetes, and disorders
of the liver and intestine
Also operates as a provider of raw materials
to the life sciences industry (Fitzgerald)
Sell directly in the US (60 sales and
marketing employees), Brazil and the UK
Sales in a further ~100 countries through a
distributor network

Timeline
1992
2010 2012
2013
2015
Trinity Biotech has expanded its product portfolio through internal development and acquisitions over the past 20 years
Incorporated in
Ireland
Completed IPO
in the US
Acquired Immco
Diagnostics
(Autoimmune
diseases)
Acquired blood bank
screening business
of Lab21
CE mark of Troponin
I test
and the BNP
test
Received CLIA waiver
for the Syphilis
Health Check
Acquired Fiomi
Diagnostics (POC
cardiac assays)
Launched the Premier
laboratory system
Sold Coagulation
product line to
Stago
Diagnostica
Employed ~345
people
Currently
employs
~545 people
2014

Revenue Segments
Revenue by Geography
2013 Revenue 2014 Revenue
58%
24%
18%
60%
26%
14%
Americas
Asia/Africa
Europe
Revenues 2013 2014 % Change
Clinical Laboratory $68,727 $77,240 12.4%
Point-of-Care 19,754 20,036 1.4%
Laboratory Services 2,735 7,596 177.7%
Total $91,216 $104,872 15.0%

POC, which refers to diagnostic testing carried out in the presence of the patient, is a strategic priority and key growth segment of Trinity
Biotech especially Emergency Medicine
Point-of-Care
Existing HIV offering – Significant market presence in Africa and US
Rapid syphilis test – Newly CLIA waived with major market potential
New Meritas platform focused on Cardiac (heart attack and heart failure) –
Currently in FDA trials
New range of POC products – Targeting S. pneumoniae, Legionella,
H. pylori, C. difficile and syphilis

Trinity Biotech’s African Market Trinity Biotech’s US Market
$19 million in 2014 sales
HIV
Represents an estimated market size of
over $50 million
Competitors: Orasure and Chembio
Recent FDA approval for HIV-2
Supplies rapid HIV products under the
President’s Emergency Plan for AIDS Relief
(PEPFAR)
Market funded by the WHO, World Bank,
Clinton & Gates Foundations, among other
organisations
Uni-Gold HIV serves as a gold standard
product
Confirmatory not screening

POC syphilis test that delivers results in 12 minutes
Only CLIA waived product on the market (received
in December 2014)
Target customers include:
State public health departments
Major city public health departments
CDC funding
CBO (community based organisations)
Planned parenthood
Excellent companion product for Trinity Biotech’s
Uni-Gold HIV test
Both sold through Trinity’s existing US direct
sales force
New market with
significant revenue
opportunity
Represents an estimated
$10 million+ market
opportunity
Key Advantages
Syphilis Health Check

Targeting an estimated global POC cardiac market size of over $1 billion
Platform technology and quantitative instrument for emergency medicine
Meritas platform utilised for heart attack and heart failure diagnosis
Consists of two components
Microfluidic chip IP protected component providing controlled fluid flow for high assay precision
Optical read-out module Provides high assay sensitivity
Other applications include D-dimer, infectious diseases, autoimmune, allergy, veterinary and industrial segments
Micropillar Array
Cartridge Assembly
Desk-Top Reader
Cardiac – Trinity Biotech’s Technology
:
:

Product CE Mark
Estimated FDA
Submission
Troponin I Received Late 2015
BNP Received Late 2015
Meritas Troponin I Marker used for detecting acute myocardial infarctions
Meritas BNP Marker used for detecting acute and chronic heart failure
Competing products include Biosite Triage (Alere), Cobas (Roche) and i-Stat (Abbott)
CE Mark/European Regulatory Approval for Troponin I received in January 2014 and
BNP received in September 2014
Distributor network in Europe put into place
with ongoing evaluations in Germany, France,
UK, Spain and Italy
FDA trials commenced in 1Q14
Trials temporarily suspended in October 2014 and resumed mid-February 2015
Cardiac – Trinity Biotech’s Technology
:
:
Commenced D-dimer development - For diagnosis of deep vein thrombosis (“economy class syndrome”)
Trinity understands that it is the first to submit under the new guidelines
Troponin I FDA approval guidelines tightened

Cardiac – POC
Troponin I CE Mark Trial Results
Product Characteristics
Testing carried out in the emergency room with
results patient-side in 15 minutes
Tests run on Meritas analyser, which is cost
efficient and size of a desk telephone
Designed for ease of use, using a single drop of
blood in a one-step process
Demonstrated superior results with limit of detection of 19ng/L of whole blood and a
CV of 10% at 36ng/L, which corresponds to 99th percentile of the reference population
Time zero sensitivity of 60%, with specificity of 98% (CE Marking Study)
Time zero sensitivity of 75%, with specificity of 93.6% (Independent clinical study by Dr. Fred Apple - Published July 2014)

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation
Clinical Laboratory
HbA1c for diabetes monitoring and diagnosis
Hb Variants for the detection of Haemoglobin mutations
Autoimmune diseases
Infectious diseases mainly viral, bacterial, fungal and
parasitic diseases
A range of niche Clinical Chemistry products

Targeting part of the $900 million A1c global testing market
Major increase in incidence of diabetes in the US and internationally –
Currently over 380 million diagnosed diabetics worldwide
Haemoglobin A1c (A1c) is a long term indicator of diabetes management
Diabetes
A1c
Superior indicator of a diabetic’s
glycemic control
Diabetics are recommended A1c
testing 4 times a year
Competitive Landscape
Trinity Biotech (from 2012)
Arkray
Tosoh
Bio-Rad

Diabetes – Premier Instrument
Interference free HPLC method (boronate
affinity)
Competitors such as Bio-Rad, Arkray and
Tosoh suffer interference
Capacity of up to 210 tests, one of the largest
among competing products (100 tests)
Results available in 1 minute enabling fast
patient result turnaround times
State-of-the-art software with touch screen
Modular instrument which will significantly
reduce the cost of on-site maintenance
New Premier Resolution
instrument for detection
of sickle cell anaemia
Major market opportunity
Will target major
worldwide labs including
Quest and Lab Corp
New-born testing
Major tenders for
neo-natal won in Brazil
Benefits

Diabetes – Premier
Western Europe – Distributed through
Menarini Diagnostics, currently a market
leader in A1c testing with over 100
instruments contracted annually
U.S. – Utilises a direct sales force
China (approved 2Q13) – Largest number
of diabetics in the world (98 million)
Brazil (approved 1Q14) – Served by direct
sales force (over 100 instruments placed in
first year post-approval)
Turkey – Key market in which Trinity has
had a long term presence
Rest of World – Sales to the Andean
region, Eastern Europe, Southeast Asia,
Australia and Central America
Market Presence

Acquired in July 2013 for $33 million
Based in Buffalo, NY and employs 99 people
Consists of IFA products and EIA products
Tests that detect lupus, Sjögren’s, celiac disease,
Crohn’s and rheumatoid arthritis etc.
Expected growth through leveraging synergies with
Trinity Biotech and launch of laboratory-based tests
Autoimmune Diseases – Immco Diagnostics
Immco
Diagnostics

Autoimmune Diseases – Immco Diagnostics
NYSDOH accredited reference laboratory
New Sjögren’s product launched nationwide in June 2014 - Marketing partner
Bausch & Lomb (reference laboratory)
4Q14 revenues over $500k
Main competitors include Werfen-Inova, Bio-Rad and Phadia
High organic growth

Captia Syphilis (T. pallidum) IgG

Captia HSV 1 Type Specific IgG

Trinity Biotech

Infectious Diseases and Blood Bank Screening
Prominent niche player offering 60 products
Large DSX instrument installed base in the US
China represents a large growth market
Developing new tests to add to portfolio
including dengue, West Nile Virus and Chagas
Trinity Biotech also offers blood bank screening
products focusing on syphilis and malaria testing
Represents a $4 million segment in 2014
Strong gross margins and cash generation
$9 million of 2014 sales from Lyme confirmation business

IFRS Summary
2012 2013 2014
Capitalised Development
Costs
$13,029 $18,390 $20,323
R&D Expenses 3,130 3,691 4,290

Trinity capitalises R&D expenditures on projects whose outcome has been assessed with reasonable certainty and charges the rest to the profit & loss account
R&D is capitalised at cost within intangible assets and amortised over its expected useful life of the product
Most of the Company’s R&D expenditures are capitalised

Financial Information – Profit & Loss
2010 – 2012 EBITDASO, operating profit, profit after tax and EPS adjusted for consistency to show impact of
Medical Device Excise Tax.
2010 excludes $46.4 million ($46.8 million net of tax) gain from divestment of Coagulation business and 2013 excludes one-time charges of $8.2 million ($7.5 million net of tax).
($ in millions) 2010* 2011* 2012* 2013 2014
Revenue $73.8 $77.9 $82.5 $91.2 $104.9
EBITDASO 17.5 19.1 21.2 22.8 24.0
Operating profit 13.6 15.3 16.6 17.2 18.0
Profit after tax 13.1 15.1 16.8 17.1 17.2
EPS (in US dollars) $0.62 $0.71 $0.78 $0.78 $0.76
Pre-launch cardiac costs
Cost of duplicate UK manufacturing facilities (now closed)
Lower sales within Lyme disease which typically attracts strong gross margins
Increased sales of Premier instruments which have lower margins

Note:
2014 profit was partly impacted by:
*

Balance Sheet as of 31 December 2014 ($ in thousands)
Financial Information – Balance Sheet
2014
Total Non-Current Assets $173,893
Cash and Cash Equivalents 9,102
Inventories 33,516
Trade and Other Receivables 25,976
Income Tax Receivables 351
Current Assets 68,945
Trade and Other Payables (21,197)
Income Tax Payable (785)
Provisions (75)
Net Current Assets 46,888
Bank Debt $0

Leading medical diagnostics company with ~850 products in its portfolio
POC growth is a strategic focus for Trinity Biotech
Significant near term growth opportunities with Premier, Premier Resolution,
Syphilis Health Check, Sjögren’s and Meritas Cardiac platforms
Expected FDA submission of Troponin I and BNP in 2015
Continued growth in Premier installed base - Strong placements since launch
Profitable and cash generating infectious disease and autoimmune lab segments
Growing and profitable business that enjoys a 12.5% tax rate in Ireland
2014 dividend of 22 cents per ADR
Key Take Aways

Profit & Loss (As Reported - IFRS)
Note:
2010 includes $46.4 million ($46.8 million net of tax) gain from divestment of Coagulation business and 2013 includes one-time charges of $8.2 million ($7.5 million net of tax).
($ in millions) 2010 2011 2012 2013 2014
Revenue $89.6 $77.9 $82.5 $91.2 $104.9
Operating profit 60.5 15.8 17.2 9.0 18.0
Profit after tax 60.4 15.6 17.3 9.6 17.2
Earnings per ADS (US dollars) $2.85 $0.73 $0.81 $0.44 $0.76
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